                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13533

CUSIP NUMBER:  669 947 889 Common Stock
               669 947 806 8.90% Series C Cumulative Redeemable Preferred Stock

(Check One) |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
            |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  December 31, 2007

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I--REGISTRANT INFORMATION

NovaStar Financial, Inc.
--------------------------------------
Full Name of Registrant

Not Applicable
--------------------------------------
Former Name if Applicable

8140 Ward Parkway, Suite 300
--------------------------------------
Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64114
--------------------------------------
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The  reason  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or  subject  distribution  report on Form  10-D,  or portion  thereof,  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

Due to the magnitude of changes occurring in the business of NovaStar Financial,
Inc. (the  "Company")  during fiscal year 2007,  the Company's  Annual Report on
Form 10-K for the fiscal year ended  December  31,  2007,  due on March 15, 2008
(the  "Form  10-K"),  could  not be  filed  with  the  Securities  and  Exchange
Commission on a timely basis without unreasonable effort or expense. The Company intends to file the Form 10-K within the 15 calendar day period  contemplated by
Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Rodney Schwatken                          (816) 237-7000
--------------------------------------    --------------------------------------
(Name) (Area Code) (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). |X|Yes |_|No

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
|X|Yes |_|No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the changes in the Company's business,  including the termination of  the  Company's  mortgage  origination  business  and  other  market  factors impacting  the valuation of the Company's  investment  portfolio,  the Company's results of operations  for the fiscal year ending  December 31, 2007 will change significantly  from the  Company's  results of  operations  for the fiscal  year ending December 31, 2006. The Company has not finalized its financial statements for the fiscal year ending December 31, 2007.

                            NovaStar Financial, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  March 17, 2008                By:        /s/ RODNEY SCHWATKEN
                                          --------------------------------------
                                       Name:  Rodney Schwatken
                                       Title:  Chief Financial Officer

                                       3